Exhibit 21.1

Subsidiaries of the Registrant

	State of	Percentage of Voting Securities
	Incorporation	Owned By Registrant

Value Line Publishing, Inc.	New York	100%

Compupower Corporation	Delaware	100%

EULAV Securities, Inc.	New York	100%

The Vanderbilt Advertising Agency, Inc.	New York	100%

Value Line Distribution Center, Inc.	New Jersey	100%

EULAV Asset Management, LLC	Delaware	100%